UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 31, 2022

OTR ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39708	85-2136914
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	file number)	Identification No.)

1395 Brickell Avenue, Suite 800

Miami, Florida 33131

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (305) 697-9600

Not Applicable

(Former Name, or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	OTRAU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	OTRA	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	OTRAW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On January 31, 2022, OTR Acquisition Corp., a Delaware corporation (“OTR”), and Comera Life Sciences, Inc., a Delaware corporation (“Comera”), jointly issued a press release announcing the execution of a business combination agreement (the “Business Combination Agreement”) among OTR, Comera, Comera Life Sciences Holdings, Inc., a Delaware corporation (“Holdco”), CLS Sub Merger 1 Corp., a Delaware corporation and newly formed, wholly-owned subsidiary of Holdco (“Comera Merger Sub”), and CLS Sub Merger 2 Corp., a Delaware corporation and newly formed, wholly-owned subsidiary of Holdco (“OTR Merger Sub”), pursuant to which (i) Comera Merger Sub will be merged with and into Comera, with Comera surviving such merger as a direct wholly-owned subsidiary of Holdco (the “Comera Merger”) and (ii) OTR Merger Sub will be merged with and into OTR, with OTR surviving such merger as a direct wholly-owned subsidiary of Holdco (the “OTR Merger”) (collectively with the other transactions described in the Business Combination Agreement, the “Proposed Business Combination”). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On January 31, 2022, Comera sent a memorandum to the employees of Comera, a copy of which is attached hereto as Exhibit 99.2.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is the form of presentation to be used by OTR in presentations for certain of OTR’s stockholders and other persons regarding the Proposed Business Combination.

The foregoing exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information About the Proposed Business Combination and Where to Find It

This Current Report on Form 8-K relates to the Proposed Business Combination. Holdco intends to file a registration statement on Form S-4 that will include a proxy statement of OTR and a prospectus of Holdco. The proxy statement/prospectus will be sent to all OTR and Comera stockholders. Holdco also will file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and securities holders of OTR and Comera are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination and the parties to the Proposed Business Combination.

Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Holdco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by OTR may be obtained free of charge from OTR’s website at https://www.otracquisition.com/ or by written request to OTR Acquisition Corp., 1395 Brickell Avenue, Suite 800, Miami, Florida 33131.

Participants in the Solicitation

Holdco, OTR and Comera and their respective directors and officers may be deemed to be participants in the solicitation of proxies from OTR’s stockholders in connection with the Proposed Business Combination. Information about OTR’s directors and executive officers and their ownership of OTR’s securities is set forth in OTR’s filings with the SEC, including OTR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 3, 2021 as amended on December 13, 2021. To the extent that holdings of OTR’s securities have changed since the amounts printed in OTR’s Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the Proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Business Combination between OTR and Comera, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products offered by Comera and the markets in which it operates, and Comera’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of OTR’s securities, (ii) the risk that the transaction may not be completed by OTR’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by OTR, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Business Combination Agreement by the stockholders of OTR, the satisfaction of the minimum trust account amount following redemptions by OTR’s public stockholders, (iv) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the transaction on Comera’s business relationships, performance, and business generally, (vii) risks that the Proposed Business Combination disrupts current plans of Comera and potential difficulties in Comera’s employee retention as a result of the Proposed Business Combination, (viii) the outcome of any legal proceedings that may be instituted against Holdco, Comera or OTR related to the Business Combination Agreement or the Proposed Business Combination, (ix) the ability to maintain the listing of OTR’s securities on the Nasdaq Stock Market LLC (“Nasdaq”), (x) the price of Holdco’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Comera operates, variations in performance across competitors, changes in laws and regulations affecting Comera’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Comera operates, (xiii) the risk that Comera and its current and future collaborators are unable to successfully develop and commercialize Comera’s products or services, or experience significant delays in doing so, (xiv) the risk that Comera may never achieve or sustain profitability; (xv) the risk that Comera will need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Comera’s products and services, and (xix) the risk that Comera is unable to secure or protect its intellectual property and (xx) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of OTR’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Holdco’s registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by Holdco or OTR from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Holdco, Comera and OTR assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Holdco, Comera nor OTR gives any assurance that either Comera or OTR will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of OTR, Comera or Holdco, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Item 8.01	Other Events.

The disclosure set forth above in Item 7.01 of this Current Report on Form 8-K is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press Release, dated January 31, 2022.
99.2	Memorandum sent by Comera to its employees, dated January 31, 2022.
99.3	Form of Investor Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OTR ACQUISITION CORP.

Date: January 31, 2022	By:	/s/ Nicholas J. Singer
		Name:	Nicholas J. Singer
		Title:	Chief Executive Officer